EXHIBIT 99.1

Quantum BioPharma Announces Peer-Reviewed Journal Publication of Groundbreaking Clinical Trial With Unbuzzd

unbuzzd Dramatically Accelerates Alcohol Metabolism, Speeds the Reduction of Blood Alcohol Concentration, and Reduces Symptoms of Intoxication, Impairment and Hangover

TORONTO, March 23, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, announced the peer-reviewed publication of the double-blind, randomized, placebo-controlled crossover design clinical trial (NCT06505239) of its dietary supplement product, ‘unbuzzd’, comprising of a proprietary blend of vitamins and supplements developed by a world-class team of scientists at Quantum BioPharma. The trial, which investigated the effects of unbuzzd on alcohol intoxication and alcohol metabolism, was published here in the World Journal of Pharmaceutical and Medical Research (2026, volume 12, issue 3, pages 446-467).

The publication can be viewed by clicking the following link: https://zenodo.org/records/18873638

The clinical trial, designed to mirror real-life situations where people would consume unbuzzd after reaching an alcohol inebriated state included healthy male and female study participants between the ages of 21 and 43, with weights ranging from 119 to 232 pounds. Participants first drank measured quantities of alcohol to achieve a Blood Alcohol Concentration (“BAC”) between 0.07% and 0.11% followed by ingestion of either unbuzzd or placebo. BAC was then further monitored as well as vital signs and symptoms of intoxication. unbuzzd accelerated the rate at which BAC was reduced in participants, while simultaneously reducing the symptoms of intoxication, impairment and hangover. These results were statistically significant compared to placebo.

Key findings from the clinical trial include:

  Accelerated Alcohol Metabolism: unbuzzd dramatically and rapidly reduced blood alcohol concentration in study participants. The rate at which BAC was lowered was on average for most participants more than 40 percent faster within the first 30 minutes of consuming unbuzzd compared to when participants consumed placebo.
  The faster reduction of BAC after consuming unbuzzd was statistically significant compared to the placebo and was observed in both males and females as shown in the figure below from the publication (note: FSD-F2R6 is the scientific name of the unbuzzd formulation). The continued acceleration of alcohol metabolism was also seen at subsequent BAC measurements over a four-hour period.

  Rapid Improvements in Alertness: Study participants reported statistically significant improvement in alertness as soon as 30 minutes after consuming unbuzzd. Participants felt more alert making fewer cognitive errors within 30 minutes of consuming unbuzzd, significantly outperforming placebo results.
  Rapid Improvements in Physiologic Changes due to Intoxication: unbuzzd lessened the elevation in heart rate and the drop in blood pressure that often accompanies alcohol intoxication, stabilizing both. This result was noted as statistically significant.
  Reduced Perceived Impairment and Mental Fatigue: unbuzzd helped alleviate perceived impairment and mental fatigue caused by alcohol intoxication.
  Hangover Relief: Participants in this study noted a statistically significant reduction in hangover symptoms. This included reduced cognitive and physical impairment, and reduced headache compared to placebo results, at both four hours (67 percent reduction in headache severity) and eight hours after consuming unbuzzd.
  No Side Effects: unbuzzd was well-tolerated by all study participants, with no reported adverse side effects.

“The unbuzzd clinical trial has now been published in a peer-reviewed international journal, and the trial confirms the exceptional overall efficacy of unbuzzd to help reduce the acute effects of alcohol intoxication and hangover, all without causing adverse side effects,” said Dr. Andrzej Chruscinski, Vice President of Clinical and Scientific Affairs at Quantum Biopharma. “We are thrilled to report this outcome.”

Anthony Durkacz, Founder and Executive Co-Chairman of Quantum BioPharma added, “The science and medical communities for centuries have believed there is no way to significantly speed up alcohol metabolism once it is in your bloodstream; your liver processes it at a largely constant rate of approximately one standard drink per hour, and that the only sobering agent is time. This publication validates unbuzzd as a responsible aid to reduce BAC, alleviate signs of alcohol intoxication, and assists with the dreaded hangover. Consumers can use unbuzzd knowing there is a peer-reviewed scientific publication with clinical trial evidence of the product’s efficacy.”

The formula for unbuzzd is licensed to Unbuzzd Wellness Inc. and is currently available at www.unbuzzd.com and www.amazon.com. unbuzzd is a registered trademark of Unbuzzd Wellness Inc.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

About Unbuzzd Wellness Inc.

Unbuzzd Wellness inc., a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class R&D team in pharmacology and medicine, with a commitment to innovation and quality. A proprietary blend of vitamins, minerals, and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly and drink refreshingly. unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

unbuzzd ready-to-mix powder sticks are available in 3-pack, 8-pack, and 18-pack formats at https://unbuzzd.com.

Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

8-pack, 18-pack, and 3-pack formats of the unbuzzd ready-to-mix powder sticks

To view an enhanced version of this graphic, please visit: link

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“UWI”), led by industry veterans. Quantum BioPharma retains ownership of 19.86% (as of September 30, 2025) of UWI at www.unbuzzd.com. The agreement with UWI also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (416) 854-8884

Investor Relations
Email: ir@quantumbiopharma.com, info@quantumbiopharma.com
Website: www.quantumbiopharma.com

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